UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2024

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On October 24, 2024, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands Receives Nasdaq Minimum Bid Price Requirement Extension” a copy of which is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The Company hereby updates, that further to the press releases issued on: (i) July 2, 2024, titled “Jeffs’ Brands Enters Into a Letter of Intent for Exclusive Distribution of its Pest Control Solutions in the Gulf States, Including the United Arab Emirates;” (ii) December 14, 2023, titled “Jeffs’ Brands Signs a Non-Binding Letter of Intent to acquire a 70% Stake for an Investment of $2 million, in a Cutting-edge Laser-based Technology Company, Developing Defense Solutions Against Drone-based Visual Systems;” and on (iii) December 15, 2023 titled, “Jeffs’ Brands Signs a Non-Binding Letter of Intent to Invest in a Remote Wireless Electric Charging Technology Company”; the Company is currently not proceeding to the execution of binding definitive agreements with respect to such transactions.

This Report of Private Foreign Issuer on Form 6-K, solely with respect to Exhibit 99.1, is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-277188) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd, dated October 24, 2024, titled “Jeffs’ Brands Receives NASDAQ Minimum Bid Price Requirement Extension.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: October 25, 2024	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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